SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH October 31, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ No. 01,832,635/0001-18
NIRE 35,300,150,007
Public Company

MINUTES OF THE EXTRAODINARY SHAREHOLDERS' MEETING
HELD ON OCTOBER 30, 2008

PLACE, TIME AND DATE: The meeting was held at the registered office of the Corporation located at Av. Jurandir, 856, Lot 04, 1st floor, Jardim Ceci, in the City of São Paulo, State of São Paulo, at 10:00 a.m., on October 30, 2008.

NOTICES: The notices for the meting were published in the Official Gazette of the State of São Paulo and in the Valor Econômico Journal, on October 15, 16 and 17, 2008.

PRESIDING OFFICERS: Flávia Turci (representative of the shareholders TAM – Empreendimentos e Participações S.A. and Agropecuária da Nova Fronteira Limitada), Chairwoman, and Fabiana Borges Vilhena, Secretary, presided over the meeting.

CONSTITUTION: The Chairwoman declared the meeting to be properly constituted considering attendance by shareholders representing 89.42% of the voting capital stock.

AGENDA: Election of a new member of the Board of Directors, on account of resignation submitted by one of the Board members.

RESOLUTIONS: By a unanimous vote of the shareholders in attendance entitled to vote, in view of the resignation submitted by the director Marcos Adolfo Tadeu Senamo Amaro on October 1, 2008, Ms. NOEMY ALMEIDA OLIVEIRA AMARO, a Brazilian citizen, widow, businesswoman, bearer of identification card RG No. 3,990.,08 SSP/SP and of CPF No. 992,115,058-87, with offices at Av. Monsenhor Antônio Pepe, No. 397, São Paulo/SP, was elected the fill such vacancy on the Board of Directors. The term of office of director elected herein will be coterminous with that of the remaining Board members, thus ending on April 30, 2009. The director elected herein represents that she has not committed any criminal offense that would prevent her from carrying on business activities and is not otherwise disqualified to discharge her duties under prevailing statutes. The director elected herein will take office by executing (i) an Investiture Statement in the appropriate book of the Corporation; and (ii) a Director' Consent, as required by the Regulations for the Level 2 Corporate Governance Practices issued by the São Paulo Stock Exchange - BOVESPA.

FINAL STATEMENT: These minutes will be recorded in summary form, as permitted by Paragraph 1 of Section 130 of Law No. 6,404/76.

CLOSING: As there was no more business to be transacted and no one wished to take the floor, the proceedings were closed and these minutes were then recorded, read, approved and executed by all in attendance. São Paulo, October 30, 2008. /s/ Flávia Turci - Chairwoman; Fabiana Borges Vilhena – Secretary; Shareholders: Flávia Turci, representative of the shareholder TAM – Empreendimentos e Participações S/A and the shareholder Agropecuária da Nova Fronteira Limitada; Daniel Alves Ferreira, representative of the shareholders ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; ACTIVE EMERGING MARKETS COMMON TRUST FUND; ALASKA PERMANENT FUND; ARMY AND AIR FORCE EXCHANGE SERVICE; BARCLAYS GLOBAL INVESTORS, N.A.; BGI EMERGING MARKETS STRATEGIC INS; BRAZIL MSCI EMERGING MARKETS INDEX COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENE; EMERGING MARKETS CORE EQUITY PORTFOLIO OF DFA INVESTMENT; EMERGING MARKETS EQUITY MANAGERS: PORTFO; EMERGING MARKETS EQUITY TRUST 4; EMERGING MARKETS SOCIAL CORE PORTFOLIO OF DFA INVESTMENT; EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND; GEUT EMERGING EQUITY PASSIVE 1; IBM SAVINGS PLAN; ISHARES MSCI BRAZIL (FREE) INDEX FUND; JOHN HANCOCK FUNDS II: INTERNATIONAL EQUITY INDEX FUND; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST A; JOHN HANCOCK TRUST INTERNATIONAL EQUITY INDEX TRUST B; LEGG MASON GLOBAL FUNDS FCP (LUXEMBOURG); MANAGERS EMERGING MARKETS EQUITY FUND; MUNICIPAL EMPLOYEES' ANNUITY AND BENEFIT FUND OF CHICAGO; NTGI - QM COMMON DAILY ALL COUNTRY WORLD EX-US EQUITY IND; NTGI - QUANTITATIVE MANAGEMENT COLLECTIVE FUNDS TRUST; RUSSELL INVESTMENT CO EMG MKTS FD; RUSSELL INVESTMENT COMPANY PUBLIC L; RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BEM; SEI INSTITUTIONAL INTERNATIONAL TRUST - EMERGING MA; SEI INSTITUTIONAL INVESTMENTS TRUST - WORLD EQUITY; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FO; STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FO; STATE STREET EMERGING MARKETS; THE CALIF STATE TEACHERS RETIREMENT; THE DFA INVESTMENT TRUST COMPANY ON BEHALF OF ITS SERIES; THE FUTURE FUND BOARD OF GUARDIANS; THE MASTER TRUST BANK OF JAPAN, LTD.; THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD; THE PUBLIC EDUCATION EMPLOYEE RETIREMENT SYSTEM; THE PUBLIC SCHOOL RETIREMENT SYSTEM OF MISSOURI; THE RETIREMENT ANNUITY PLAN FOR EMPLOYEES OF THE ARMY A; THE TEXAS EDUCATION AGENCY; TRUST FOR RETIREE MEDICAL, DENTAL AND LIFE INSURANCE P; VANGUARD EMERGING MARKETS STOCK IN; VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A; VIRGINIA RETIREMENT SYSTEM; WILMINGTON MULTI-MANAGER INTL FUND; TEMPLETON INSTITUTIONAL FUNDS- EMERGING MARKETS SERIES; TEMPLETON DEVELOPING MARKETS SECURITIES FUND; TEMPLETON INTERNATIONAL EMERGING MARKETS FUND; TEMPLETON DEVELOPING MARKETS TRUST; FRANKLIN TEMPLETON INVESTMENT FUNDS; FRANKLIN TEMPLETON INVESTMENT FUNDS; FRANKLIN TEMPLETON CORPORATE CLASS LTD; BANCO MACRO S.A. SOCIEDAD DEPOSITARIA DE PIONERO LATAM F.C.I; VANGUARD INVESTMENT SERIES, PLC; T.ROWE PRICE INTERNATIONAL FUNDS: T.ROWE PRICE LATIN AMERICA FUND; T.ROWE PRICE FUNDS SICAV; T.ROWE PRICE EMERGING MARKETS STOCK FUND; T.ROWE PRICE I INT FUNDS, INC. ON BEHALF OF ITS SEPARATE SER T.ROWE PRICE IEMER MARKET EQUITY FUND; T.ROWE PRICE T CO,TRT OF THE INT COMMON T FUND ON BEHALF OF ITS UNDERLYING T, EMERGING MARKETS E T; T.ROWE PRICE FUNDS SICAV; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS. This is a true copy of the minutes recorded in the proper book.

_________________________________

Fabiana Borges Vilhena
Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.